Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: jlaxague@caneclark.com

September 15, 2008

Purple Beverage Company, Inc.
450 East Las Olas Blvd., Suite 830
Fort Lauderdale, FL 33301

Re:	Opinion of Counsel for Purple Beverage Company, Inc.

Ladies and Gentlemen:

We have been retained as counsel for Purple Beverage Company, Inc., a Nevada corporation (the "Company") in connection with the issuance of this opinion letter only.

In rendering the opinion set forth below, we have reviewed the following documents:

(a)  the Company’ Registration Statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act"), relating to the registration of 2,000,000 shares of the Company’s common stock (the “Shares”)

(b) the Company's Articles of Incorporation;

(c) the Company’s 2007 Incentive Plan (the “Plan”)

(d) the Company’ Consulting Agreement with Barry Honig (the “Consulting Agreement”)

(d) certain records of the Company's corporate proceedings as reflected in its minute books, including resolutions of the board of directors approving the issuance of the Shares under the Plan and the Consulting Agreement;

(e) the Company’s certified shareholder list dated September 15, 2008;

(f) the relevant certifications given by the Company’s Chief Executive Officer on September 15, 2008; and

(g) such statutes, records and other documents as we have deemed relevant.

In examining the foregoing documents, we have assumed the genuineness of signatures (both manual and conformed), the authenticity of documents submitted as originals, the conformity with originals of all documents furnished as copies, and the correctness of the facts set forth in such documents. Nothing came to our attention during the course of our investigation that led us to conclude that any of such documents were not genuine or authentic or that the facts set forth therein were not true.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars ~Nevada

The opinion set forth below is based on Nevada general corporate law, including the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws. We express no opinion, and none should be inferred, as to any other laws, including, without limitation, laws of any other state.

The opinions set forth below are subject to the following qualifications: (a) we have made no independent verification of the factual matters as set forth in the documents or certificates reviewed, and (b) our opinion speaks only as of the date hereof and we express no opinion as to, and disclaim any undertaking or obligation to update this opinion in respect of circumstances or events which may occur subsequent to this date.

The opinions set forth below are limited to the matters expressly set forth in this opinion letter, and no opinion is to be implied or may be inferred beyond the matters expressly so stated. This opinion letter is given as of the date hereof and we assume no obligation to advise you of changes that may hereafter be brought to my attention.

Based upon the foregoing, and subject to the foregoing limitations, we are of the opinion that the Shares have been duly and validly authorized, and when the Registration Statement has become effective under the Act, such Shares will be legally issued, fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague, Esq.